Orckit Announces Adjournment of Extraordinary General Meeting

TEL AVIV, Israel, April 16, 2012 -- Orckit Communications Ltd. (NASDAQGM: ORCT) (the "Company") today announced that that the requisite quorum of two or more shareholders holding at least 25% of the outstanding ordinary shares was not present at its  Extraordinary General Meeting of Shareholders scheduled to be held on April 15, 2012. Accordingly, pursuant to applicable law, an adjourned meeting will be held on April 19, 2012, at 3:00 p.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The quorum for the adjourned meeting will be any two shareholders present in person or by proxy.  The record date of March 12, 2012 will remain unchanged for the adjourned meeting.

The agenda of the meeting is to approve an arrangement among the Company and its Series A note holders and Series B note holders and a related increase in authorized share capital.

The item on the agenda requires the affirmative approval of a majority by number of the shareholders voting their shares, in person or by proxy, and holding at least 75% of the ordinary shares voting on the matter.  The approval of the holders of 66-2/3% of the ordinary shares voting on the matter, in person or by proxy, is required in order to amend the Company's Memorandum and Articles of Association in connection with the proposed increase in authorized share capital.

The arrangement is also subject to the approval of meetings of the Company's Series A note holders and Series B note holders, the Tel Aviv Stock Exchange and the approval of the Court.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il